JORDAN K. THOMSEN

Vice President and Counsel

(212) 314-5431

Fax:(212) 314-3953

October 5, 2012

VIA EDGAR

Ms. Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AXA Equitable Life Insurance Company

File Nos. 333-182795, 333-182796 and 811-22651

CIK #: 0001537470

Dear Ms. White:

The purpose of this letter is to provide a response to the staff’s comments on the two N-4/A registration statements filed by AXA Equitable (“the Company”) on October 4, 2012, as provided during our telephone conversation on October 5, 2012. The Company agrees to make the following change to the prospectus supplement via a 497 filing immediately after the staff declares the registration statements effective.

The fourth sentence in the second paragraph currently reads as follows:

The number of units and the unit values associated with your investment options under your contract immediately before the transfer were exactly the same immediately after the transfer.

This language will be replaced by the following:

Your account value and your allocations were not changed as a result of this transfer.

The second paragraph would then read:

AXA Equitable determined that it would be more administratively and operationally efficient to offer its newer variable annuity contracts, including your contract, through the same separate account, Separate Account No. 70. Accordingly, your assets in investment options through Separate Account No. 49 were transferred to Separate Account No. 70. The investment options in Separate Account No. 49 and Separate Account No. 70 are exactly the same. Your account value and your allocations were not changed as a result of this transfer. You did not incur any costs or expenses in connection with this transaction. This transaction had no effect on your contract.

Please contact the undersigned at (212) 314-5431 or Christopher Palmer, Esq. of Goodwin Procter LLP at (202) 346-4253 if you have any questions or comments.

Very truly yours,

/s/ Jordan K. Thomsen
Jordan K. Thomsen

cc: Christopher E. Palmer, Esq.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104